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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No.   1  )
                                          -----

                             VISTA 2000, INC.
- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            928393107
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Dennis J. Block, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                         New York, New York  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 10, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 7 Pages)
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 CUSIP No.       928393107               13D        Page 2 of 7 Pages


     1     NAME OF REPORTING PERSON:    Ginarra Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      California
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       442,300 shares
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  442,300 shares
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       442,300 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.11%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No.       928393107               13D        Page 3 of 7 Pages


     1     NAME OF REPORTING PERSON:    Graziadio Family Trust, udt
                                        10/13/75

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      California
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       96,600 shares
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  96,600 shares
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       96,600 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .68%

    14     TYPE OF REPORTING PERSON:    00


                    *SEE INSTRUCTIONS BEFORE FILING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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          This statement is the first amendment to a statement on Schedule
     13D filed in respect of the Common Stock of Vista 2000, Inc., a Delaware corporation (the "Company"), by a group consisting of Ginarra Holdings, Inc. ("Ginarra Holdings") and Graziadio Family Trust, udt 10/13/75 (the "Trust").

     Item 4.   Purpose of Transaction.
               ----------------------

          On May 10, 1996, Ginarra Holdings entered into an Agreement (the "Agreement"), dated as of May 9, 1996, with the Company and the incumbent directors of the Company (the "Incumbent Directors"). Pursuant to the Agreement, the Incumbent Directors voted to (i) expand the size of the Company's Board of Directors to nine directors and
     (ii) fill the vacancies created thereby by voting to add as directors six persons supported by Ginarra Holdings and designated in the Agreement as "Director Designees", including G. Louis Graziadio, III, the Chairman and CEO of Ginarra Holdings. As set forth in the Agreement, each Director Designee will have until May 23, 1996 to conduct a due diligence review of the Company and accept his position as a director of the Company.

          The Agreement provides that if any Director Designee declines to serve as a director of the Company, then such Director Designee will be replaced by a person designated by Ginarra Holdings and reasonably acceptable to the Incumbent Directors. The Agreement also provides, among other things, that the Director Designees will recommend the Incumbent Directors for reelection to the Board of Directors at the next meeting of the stockholders of the company held for the purpose of electing directors, unless the Director Designees in good faith determine that the election of one or more of the Incumbent Directors is not in the best interests of stockholders, in which case the Director Designees and the Incumbent Directors will endeavor to select one or more independent replacements.

          A copy of the Agreement is attached hereto as Exhibit 3 and the foregoing description is qualified in its entirety by reference to such exhibit.

          Ginarra Holdings, because of the execution of the Agreement by the Company and the Incumbent Directors, has withdrawn its call of the special meeting of stockholders of the Company described in the original Schedule 13D. Since Ginarra Holdings has withdrawn its call of the special meeting and Ginarra Holdings and the Trust do not in the aggregate own 5% or more of

                                       4
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     the outstanding Common Stock, Ginarra Holdings and the Trust will no longer file reports pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder with respect to the Common Stock, unless and until such time as it may be required to do so.

     Item 7.   Material To Be Filed As Exhibits.
               --------------------------------

          The following is filed herewith as an exhibit:

               3. Agreement, dated as of May 9, 1996, by and among Vista 2000, Inc., the Incumbent Directors of Vista 2000, Inc. and Ginarra Holdings, Inc.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     Date: May 13, 1996                 Ginarra Holdings, Inc.


                                        By:  /s/G. Louis Graziadio
                                             -------------------------
                                                G. Louis Graziadio,
                                                Chairman & CEO




     Date: May 13, 1996                 Graziadio Family Trust, udt
                                        10/13/75


                                        By:  /s/Phillip M. Bardack
                                             -------------------------
                                                Phillip M. Bardack,
                                                trustee





                                       6
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                                  EXHIBIT INDEX


     Exhibit No.             Exhibit Description
     -----------             -------------------
         3                   Agreement, dated as of May 9, 1996, by
                             and among Vista 2000, Inc., the Incumbent
                             Directors of Vista 2000, Inc. and Ginarra
                             Holdings, Inc.


                                       7

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